Exhibit 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and entered into as of this 15th day of October, 2004, by and among Spectrum Control, Inc., a Pennsylvania corporation (“Buyer”) and REMEC, Inc., a California corporation (“Seller”).

RECITALS

A. Seller carries on the business of manufacturing and selling radio frequency and microwave components through its unincorporated components business unit (the “Business”) and desires to sell, on a going concern basis, certain of the assets and liabilities of the Business.

B. Buyer desires to purchase such assets and liabilities from Seller on the terms and conditions set forth in this Agreement.

C. Seller and Buyer further desire to contemporaneously enter into at the Closing (i) a Manufacturing Agreement whereby Seller shall manufacture certain components and Buyer shall purchase such products pursuant to the terms of such agreement, (ii) a Sublease Agreement whereby Buyer will sublease certain premises at Buyer’s facilities in Milpitas, California pursuant to the terms of such agreement, (iii) a License Agreement whereby Buyer would license to Seller certain intellectual property comprised within the Assets and (iv) an Information Technology Services Agreement whereby Seller provides certain short-term information technology services to Buyer.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants set forth below, and subject to the terms and conditions set forth herein, the parties agree as follows:

ARTICLE 1

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings indicated below:

“2004 Orders” shall have the meaning set forth in Section 2.4(b)(i).

“2005 Orders” shall have the meaning set forth in Section 2.4(b)(ii).

“Accrued Benefits” shall have the meaning set forth in Section 2.3(a)(ii).

“Affiliate” shall mean, in respect of any specified Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person.

“Affiliated Parties” shall have the meaning set forth in Section 8.2.

“Agreement” shall have the meaning set forth in the Preamble.

“Ancillary Agreements” shall have the meaning set forth in Section 2.7(a)(vi).

“Assets” shall have the meaning set forth in Section 2.1.

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.7(a)(iii).

“Assumed Contracts” shall have the meaning set forth in Section 2.1(e).

“Assumed Liabilities” shall have the meaning set forth in Section 2.3(a).

“Assumed Payables” shall mean the obligations and liabilities of Seller relating exclusively to the Business under purchase orders or other Contracts as of the Closing Date that are not past due more than 60 days beyond the payment terms due date (but, for clarification, not any obligations, costs or expenses of Seller relating to the transactions provided for in this Agreement) as well as Seller’s obligations and liabilities for ad valorem real and tangible personal property taxes that have accrued or are accruing but are not past due more than 60 days beyond payment terms due date (the aggregate amount the tax bill for such real estate taxes for 2003 was $32,411.84 and for personal property taxes for 2003 was $47,047).

“Audited Financials” shall have the meaning set forth in Section 3.7.

“Balance Sheet” shall have the meaning set forth in Section 4.3.

“Balance Sheet Date” shall mean June 30, 2004.

“Benefit Arrangement” shall have the meaning set forth on Section 4.14(a).

“Benefit Plan” shall have the meanings set forth in Section 4.14(a).

“Bill of Sale” shall have the meaning set forth in Section 2.7(a)(ii).

“Bulk Sales Laws” shall have the meaning set forth in Section 2.9.

“Business” shall have the meaning set forth in the Recitals; provided, however, that for purposes of clarification, the term “Business” shall not include Seller’s ODU/TRX business unit, Seller’s Power Amplifier business unit, nor the current activities of Seller’s components business unit relating to the manufacture of products exclusively for Seller’s ODU/TRX business unit or its Power Amplifier business unit.

“Business Material Adverse Effect” shall mean any change or effect that is, individually or in the aggregate, materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of the Business other than any change or effect (a) relating to the economy of the United States of America in general, (b) relating to the industry in which the Business operates in general and not specifically relating to the Business, (c) arising out of the announcement or pendency of the transactions contemplated by this Agreement, (d) arising out of compliance by Seller with the terms of this Agreement, (e) arising out of any action taken or announced by Buyer or taken or announced by Seller at the request or direction of Buyer, or any inaction or failure to act by Seller at the request or direction of Buyer, (f) arising out of any failure of the Business to achieve projected revenue or operating results (provided, however, that in the event a separate event that independently qualifies as a Business Material Adverse Effect caused such failure, such independent event shall remain a Business Material Adverse Effect), (g) resulting from any outbreak or escalation of hostilities or the occurrence of any terrorist acts, in each case involving or in the United States of America or any other country in which the Business operates or has facilities (except as directed specifically at the Business) or (h) relating to any adverse change or effect arising from any change in GAAP.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Indemnitees” shall have the meaning set forth in Section 8.2.

“Buyer Losses” shall have the meaning set forth in Section 8.2.

“Buyer Material Adverse Effect” shall mean any change or effect that is, individually or in the aggregate, materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of Buyer other than any change or effect (a) relating to the economy of the United States of America in general, (b) relating to the industry in which Buyer operates in general and not specifically relating to Buyer, (c) arising out of the announcement or pendency of the transactions contemplated by this Agreement, (d) arising out of compliance by Buyer with the terms of this Agreement, (e) arising out of any action taken or announced by Seller or taken or announced by Buyer at the request or direction of Seller, or any inaction or failure to act by Buyer at the request or direction of Seller, (f) resulting from any outbreak or escalation of hostilities or the occurrence of any terrorist acts, in each case involving or in the United States of America or any other country in which the Business operates or has facilities (except as directed specifically at the Business) or (g) relating to any adverse change or effect arising from any change in GAAP.

“Buyer’s Employee Plans” shall have the meaning set forth in Section 3.3(i).

“Buyer’s Pension Plans” shall have the meaning set forth in Section 3.3(i).

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Closing” shall have the meaning set forth in Section 2.5.

“Closing Date” shall have the meaning set forth in Section 2.5.

“Closing Payment” shall have the meaning set forth in Section 2.4(a).

“COBRA” shall mean the requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and all applicable regulations thereunder.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidential Information” shall have the meaning set forth in Section 10.2.

“Contracts” shall mean any agreement, contract, instrument, obligation, promise or undertaking (whether written or oral) that is legally binding and to which Seller is a party or is bound and that relates solely to the Business.

“Controlling Party” shall have the meaning set forth in Section 8.4(b).

“Defense & Space Supply Agreement” shall mean that certain Agreement for the Supply of Components between REMEC, Inc. and REMEC Space & Defense, Inc. dated as of July 1, 2004.

“Disclosure Schedules” shall mean the schedules containing lists required by, and disclosing exceptions or qualifications to, Seller’s representations and warranties, which are being delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Dispute” shall have the meaning set forth in Section 11.5.

“Dispute Notice” shall have the meaning set forth in Section 11.5.

“Effective Time” shall be 11:59 pm Pacific time on the Closing Date.

“Employee” shall mean each employee of Seller employed for the Business.

“Encumbrance” means any mortgage, deed of trust, lien, pledge, easement, hypothecation, assignment or security interest.

“Endorsements” shall have the meaning set forth in Section 6.7.

“Environmental Condition” shall mean the existence or threat of any release into the environment of any Hazardous Substance at concentrations requiring investigation, removal and/or remediation under any Environmental Law, or exposure to Hazardous Substances at concentrations above levels permissible under applicable Environmental Laws. As used in this Agreement, the terms “release,” “removal,” “remediation,” “remedial action” and “response action” include the types of activities covered by CERCLA.

“Environmental Claim” shall mean any accusation in writing, allegation in writing, notice of violation, claim in writing, suit, action, demand in writing or written order by any Person or Governmental Entity directed to or against Buyer or any Buyer Indemnitee for any damage (including, but not limited to, personal injury, tangible or intangible property damage, contribution, indemnity, indirect or consequential damages, damage to the environment, environmental remediation costs, nuisance, pollution, contamination or other adverse effects on the environment or for fines, penalties or restrictions) resulting from (i) an Environmental Condition at, in, by or from the Real Property and/or any improvements thereon that existed prior to the Closing Date and during Seller’s operation of the Business, (ii) the use, handling, transportation, storage, treatment or disposal of any Hazardous Substance by Seller in the operation of the Business at any location or in connection with the operation of the Real Property and/or any improvement thereon prior to the Closing Date, or (iii) the violation, or alleged violation, of any Environmental Laws by Seller relating to any operations of the Business at or in connection with the Real Property and/or any improvement thereon prior to the Closing Date.

“Environmental Laws” shall mean all Laws concerning (a) public health and safety relating to toxic or Hazardous Substances or (b) pollution or protection of the environment or natural resources. Without limiting the generality of the foregoing, Environmental Laws shall include (a) CERCLA, the Toxic Substances Control Act, as amended, the Hazardous Materials Transportation Act, as amended, the Resource Conservation and Recovery Act, as amended, the Clean Water Act, as amended, the Safe Drinking Water Act, as amended, the Clean Air Act, as amended, the Atomic Energy Act of 1954, as amended, the Occupational Safety and Health Act, as amended, and all analogous laws enacted, promulgated or lawfully issued by the United States of America or the state of Florida the United States of America.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time, and the rules and regulations issued pursuant to that Act.

“ERISA Affiliate” shall mean any entity under common control or affiliated with Seller within the meaning of ERISA Section 4001 or Code Sections 414(b), (c), (m) or (o).

“Excluded Assets” shall have the meaning set forth in Section 2.2.

“Facility Security Clearance” shall mean the RCI U.S. Government Facility Security Clearance.

“Financials” shall have the meaning set forth in Section 4.3.

“GAAP” shall mean accounting principles generally accepted in the United States of America.

“Governing Documents” shall mean (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) any charter or similar document adopted or filed in connection with the creation, formation or organization of any other entity; and (c) any amendment or supplement to any of the foregoing.

“Governmental Authorization” shall mean any consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Legal Requirement.

“Governmental Entity” shall mean any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Hazardous Substance” shall mean any substance that is defined or listed in, or otherwise classified pursuant to, any applicable Environmental Laws as “hazardous substances,” “hazardous materials,” “hazardous wastes” or “toxic substances.”

“Indemnified Party” shall have the meaning set forth in Section 8.4(a).

“Indemnifying Party” shall have the meaning set forth in Section 8.4(a).

“Inspection Period” shall mean October 6, 2004.

“Intellectual Property” shall have the meaning set forth in Section 4.12(a).

“IRS” shall mean the Internal Revenue Service.

“Knowledge” - an individual will be deemed to have “Knowledge” of a particular fact or other matter if such individual is actually aware of such fact or other matter. “Knowledge” of Seller means the Knowledge of Mr. William Cole, currently employed by Buyer as Vice President, Components.

“Law” or “Laws” shall mean any constitutional provision, statute, ordinance or other law, rule or regulation of any Governmental Entity.

“Legal Requirements” shall mean any federal, provincial, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty applicable to the Business.

“Liability” shall mean with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Licenses” shall have the meaning set forth in Section 4.12(b).

“Logos” shall have the meaning set forth in Section 2.2(d).

“Marked Materials” shall have the meaning set forth in Section 3.4(b).

“Material Contracts” shall have the meaning set forth in Section 4.15(a).

“Names” shall have the meaning set forth in Section 2.2(d).

“Novation Agreement” shall have the meaning set forth in Section 2.7(a)(iv).

“Novation Contracts” shall mean each of (i) the Lockheed Martin Corp. RF Devices Project RFP# DC – RF – 03-05 Memorandum of Understanding (with Remec Magnum), (ii) the Lockheed Martin Corp. RF Devices Project RFP# DC – RF – 03-05 Memorandum of Understanding (with Q-BIT Corp.), (iii) the BAE Systems North America Long Term Supply Agreement, (iv) the Rockwell Collins Enterprise Sourcing Agreement No. CW19B05 and (v) the Defense & Space Supply Agreement.

“Original Survey” shall have the meaning set forth in Section 6.7(b).

“Pension Plans” shall have the meaning set forth in Section 4.14(a).

“Permitted Encumbrance” means (i) any Encumbrance for Taxes either not yet due and payable or being contested; (ii) mechanic’s, materialmen’s, workmen’s, warehousemen’s and other similar Encumbrances incurred in the ordinary course of business with respect to obligations which are not past due or which are being contested (provided that Seller shall pay all such obligations when due); (iii) any Permitted Title Encumbrance; (iv) Encumbrances arising pursuant to Assumed Contracts and (v) Encumbrances set forth at Schedule 4.5 of the Disclosure Schedules.

“Permitted Title Encumbrance” shall have the meaning set forth in Section 6.7.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture or other entity.

“Prepaids” shall mean all prepaid Liabilities of the Business and all unused deposits of the Business.

“Purchase Price” shall have the meaning set forth in Section 2.4(a).

“Purchased Intellectual Property” shall have the meaning set forth in Section 2.1(i).

“Real Property” shall mean that certain real property, and all improvements thereto, located at 2144 Franklin Drive, Palm Bay, Florida.

“Remedial Work” shall have the meaning set forth in Section 8.4(b).

“Restricted Activity” shall have the meaning set forth in Section 10.1(a).

“Retained Liabilities” shall have the meaning set forth in Section 2.3(b).

“RCI” means REMEC Components, Inc., a California corporation.

“Securities Act” shall mean the Securities Act of 1933, as the same may be amended from time to time, and the rules and regulations issued pursuant to that Act.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Indemnitees” shall have the meaning set forth in Section 8.3.

“Seller Losses” shall have the meaning set forth in Section 8.3.

“Subsequent Survey” shall have the meaning set forth in Section 6.7(b).

“Target” shall have the meaning set forth in Section 2.4(b)(i).

“Tax” or “Taxes” shall mean any and all taxes imposed or required to be collected by any federal, state or local taxing authority under any statute or regulation, including all income, gross receipts, sales, use, personal property, occupancy, business occupation, mercantile, ad valorem, transfer, license, withholding, payroll, employment, excise, real estate, environmental, capital stock, franchise, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalties and other additions thereto.

“Tax Benefit” shall have the meaning set forth in Section 8.5(c).

“Tax Returns” shall mean any and all tax returns or reports required to be filed with the applicable federal, state or local tax authority in connection with payment of Taxes.

“Title Commitment” shall have the meaning set forth in Section 6.7(a).

“Title Company” shall have the meaning set forth in Section 6.7(a).

“Title Policy” shall have the meaning set forth in Section 6.7(a).

“Transferred Employees” shall have the meaning set forth in Section 3.3(b).

“Warranty Obligations” shall have the meaning set forth in Section 3.2.

“Welfare Plans” shall have the meaning set forth in Section 4.14(a).

ARTICLE 2

PURCHASE AND SALE OF ASSETS AND ASSUMED LIABILITIES

2.1 Assets to be Sold. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and effective as of the Effective Time, Seller shall sell and deliver to Buyer and Buyer shall acquire from Seller, free and clear of all Encumbrances other than Permitted Encumbrances, all of Seller’s right, title and interest in and to the following:

(a) the equipment, machinery, masks, products under research and development, demonstration equipment, parts, repair materials, packaging materials and other accessories related thereto listed on Exhibit 2.1(a);

(b) the inventory of raw materials, work-in-progress and finished goods listed or provided for on Exhibit 2.1(b);

(c) the furniture and other tangible personal property listed on Exhibit 2.1(c);

(d) all accounts receivable arising pursuant to the Assumed Contracts;

(e) Seller’s rights and, subject to the Retained Liabilities, obligations under the Contracts listed or provided for on Exhibit 2.1(e) (the “Assumed Contracts”);

(f) to the extent transferable, the Governmental Authorizations held by Seller for the benefit of the Business and listed on Exhibit 2.1(f);

(g) the Real Property and fixtures listed on Exhibit 2.1(g);

(h) all records related exclusively to the Assets or Assumed Liabilities, including research and development reports, production reports, equipment logs, operating guides and manuals, advertising materials, promotional materials, correspondence and other similar documents and records and, subject to Legal Requirements, copies of all personnel records for each Transferred Employee;

(i) all Intellectual Property rights in the materials referred to in Section 2.1(h), and all customer and referral information, trade secrets and designs related exclusively to the Business, including but not limited to any and all rights to the trademarks and trade names “Q-Bit”, “Magnum” and “Radian” except to the extent such may be considered an Excluded Asset (the “Purchased Intellectual Property”);

(j) the goodwill associated with the Business including the goodwill associated with the trademarks included in the Purchased Intellectual Property but excluding any goodwill associated with any Excluded Asset; and

(k) the Prepaids.

All of the property and assets to be transferred to Buyer pursuant to this Section 2.1 are herein referred to collectively as the “Assets.”

2.2 Excluded Assets. Other than the Assets, no other asset or property of Seller shall be transferred to Buyer pursuant to this Agreement, including, without limitation, the following assets (collectively, the “Excluded Assets”):

(a) all Contracts other than the Assumed Contracts;

(b) all accounts receivable arising pursuant to Contracts other than Assumed Contracts;

(c) all personnel records and other records that Seller is required by law to retain in its possession (provided that to the extent consistent with law copies relating to the Transferred Employees shall be provided to Buyer);

(d) all of the Intellectual Property and other intangible rights and property of Seller other than Intellectual Property used exclusively in the Business, including without limitation, all names, marks, trade names, trademarks, service names and service marks (collectively “Names”) incorporating “REMEC” and all symbols or logos (collectively, “Logos”) incorporating REMEC and all trade secrets and know-how used by Seller in the design and manufacture of wireless telecommunication products; and

(e) all assets of any other business unit of Seller (other than the Business), including but not limited to (i) the machinery, masks and equipment used to manufacture in Costa Rica, the Philippines and Palm Bay, Florida products for Seller’s

Power Amplifier business unit, (ii) the masks used to manufacture products on behalf of Seller’s ODU/TRX business unit and (iii) all books and records, designs, trade secrets, know how and other Intellectual Property or intangible assets related exclusively to the products manufactured as of the Closing Date by the Business exclusively for any other business unit of Seller.

2.3 Liabilities.

(a) Assumed Liabilities. On the Closing Date, and effective as of the Effective Time, Buyer will assume and agree to discharge only the following Liabilities of the Business as of the Closing Date, whether or not disclosed in the Financials:

(i) any Liability arising under any of the Assumed Contracts, other than (A) Liabilities arising from performance of the Assumed Contracts prior to the Closing Date (including but not limited to Liabilities relating to products delivered prior to the Closing Date) or (B) any Liability for overpayments or prepayments by customers under any such Assumed Contract; but including the Liabilities provided for Section 2.3(a)(iv) and Section 3.2 as well as any credits provided in the ordinary course of business of the Business for RMA’s (returned merchandize authorizations);

(ii) Liabilities owed by Seller to the Transferred Employees for accrued vacation, accrued sick leave and accrued severance benefits attributable to all periods prior to the Closing Date (“Accrued Benefits”), as well as the Liabilities referenced in Section 3.3(f). For clarification, (A) Buyer is not assuming any obligation to pay out any severance benefits included in the Accrued Benefits to Transferred Employees that arises immediately upon termination of their employment with Seller; (B) Buyer shall grant vacation and sick time benefits included in the Accrued Benefit to each Transferred Employee or pay each Transferred Employee the value thereof upon such Transferred Employee’s termination of employment with Buyer; and (C) Buyer shall pay accrued severance included in the Accrued Benefits to a Transferred Employee only upon the termination of such Transferred Employee with Buyer;

(iii) the Assumed Payables;

(iv) the Warranty Obligations; and

(v) any Liability for product or strict liability claims, general liability claims or other negligent acts or omissions relating to products of the Business sold on or after the Closing Date.

All of the liabilities and obligations to be transferred to and assumed by Buyer pursuant to this Section 2.3(a) are herein referred to collectively as the “Assumed Liabilities.”

(b) Retained Liabilities. It is expressly understood and agreed that other than the Assumed Liabilities, Buyer shall not assume, nor shall it be liable for, any

Liability or Contract of Seller (or any Affiliate thereof of any kind whatsoever), all of which shall be retained by Seller and are hereafter referred to as the “Retained Liabilities” whether or not disclosed in the Financials. The Retained Liabilities shall remain the sole responsibility of Seller. Without limiting the foregoing, “Retained Liabilities” shall include:

(i) any Liability under any Contract other than an Assumed Contract;

(ii) any Liability owed to, or accrued for the benefit of, the Employees attributable to all periods prior to the Closing Date, other than as assumed by Buyer pursuant to Section 2.3(a)(ii), including but not limited to (A) wages, salaries, employment Taxes and other statutory withholding obligations, (B) any liability of Seller or any ERISA Affiliate arising out of any Benefit Plan maintained, or contributed to, by Seller or any ERISA Affiliate, (C) any Liability resulting from failure to provide continuation coverage required by COBRA, (D) any Liabilities arising out of any stay bonus, retention or similar agreements between Seller and the Employees effective as of or prior to the Effective Time and (E) workers compensation obligations for any Employee or former Employee of the Business arising prior to the Closing Date;

(iii) any Liability of Seller relating to the Excluded Assets;

(iv) any Liability of Seller for any indebtedness, whether for borrowed money or otherwise, to any bank, bondholder, trade or non-trade creditor, customer, employee, financial institution, Government Entity, trust company or other Person, either directly or by reason of any guaranty (other than the Assumed Liabilities);

(v) any Liabilities arising from the non-compliance by Seller with any Legal Requirements applicable to the Business prior to the Closing Date;

(vi) any Liability for product or strict liability claims, general liability claims or any other negligent acts or omissions of Seller, arising out of products sold prior to the Closing Date; and

(vii) any Liability of Seller for any Taxes other than any Taxes to be assumed or paid by Buyer pursuant to Section 2.3(a)(iii) or 2.9.

2.4 Purchase Price.

(a) The aggregate purchase price for the sale of the Assets and assumption of the Assumed Liabilities (the “Purchase Price”) shall be US$8,000,000 payable at Closing (the “Closing Payment”) plus the payments, if any, provided for in Section 2.4(b).

(b) As partial consideration for the Assets being sold by Seller to Buyer hereunder and in addition to the Closing Payment, Buyer agrees that:

(i) if the aggregate gross sales price for bona fide, accepted orders for products of the Business during the fourth calendar quarter of 2004 (the “2004 Orders”) exceeds $2,500,000 (the “Target”), Buyer shall pay to Seller an amount equal to 50% of the amount by which such aggregate gross sales price for 2004 Orders exceeds the Target; and

(ii) if the aggregate gross sales price for bona fide accepted orders taken by Buyer for products of the Business during the first calendar quarter of 2005 (the “2005 Orders”) exceeds the Target then Buyer shall pay to Seller an amount equal to 50% of the amount by which such aggregate gross sales price for 2005 Orders exceeds the Target.

Buyer shall pay any amount owing pursuant to this Section 2.4(b) to Seller within thirty (30) days after the end of each such calendar quarter in which the Target is met. Such payment shall be accompanied with a statement, with supporting documents, showing the calculation of 2004 Orders and 2005 Orders, as applicable. The “aggregate gross sales price” for products hereunder shall be the amount which would be booked on the records of the Company as “net revenue” in accordance with GAAP consistently applied as of the date of this Agreement.

Seller shall be given reasonable access upon reasonable notice to all relevant books and records of Buyer in order to review orders, sales and the calculation of amounts due pursuant to this Section 2.4(b) as well as any other reasonably related reason.

2.5 Closing. The purchase and sale (the “Closing”) provided for in this Agreement will take place at the offices of Heller Ehrman White & McAuliffe LLP, 333 Bush Street, San Francisco, California on October 15, 2004, or such later date that the last to be satisfied of the conditions specified in Sections 7.1 and 7.2 shall have been satisfied or waived, or at such other date, time or place as the parties may agree. Subject to the provisions of ARTICLE 9 failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.5 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement. The date and time as of which the Closing actually takes place is referred to as the “Closing Date.”

2.6 Delivery of Inventory. All inventory included within the Assets and not located at the Real Property or at Seller’s Milpitas, California facility shall be held by Seller for Buyer’s account pursuant to the terms of the manufacturing agreement to be entered into between Buyer and Seller at Closing, or, at the option of Buyer and upon providing written notice to Seller, will be delivered to Buyer EXW (Ex works - INCOTERMS 2000) Seller’s location as reflected on Exhibit 2.1(b) within 10 days of receipt of such notice.

2.7 Closing Obligations.

(a) At the Closing, Seller will deliver:

(i) a certificate executed by Seller as required by Section 7.2(d);

(ii) a bill of sale for all of the Assets substantially in the form of Exhibit 2.7(a)(ii) (the “Bill of Sale”) duly executed by Seller;

(iii) an assignment and assumption agreement substantially in the form of Exhibit 2.7(a)(iii) (the “Assignment and Assumption Agreement”) duly executed by Seller;

(iv) novation agreements substantially in the form of Exhibit 2.7(a)(iv) (the “Novation Agreements”) with respect to each of the Novation Contracts;

(v) Special Warranty Deed, FIRPTA certification, Construction Lien Affidavit, Title Commitment and other reasonably required documentation transferring the Real Property to Buyer;

(vi) The following agreements duly executed by Seller: a manufacturing agreement substantially the form set forth in Exhibit 2.7(a)(vi)-A; a Sublease in substantially the form set forth in Exhibit 2.7(a)(vi)-B, a License Agreement substantially in the form set forth in Exhibit 2.7(a)(vi)-C, an Information Technology Services Agreement substantially in the form set forth in Exhibit 2.7(a)(vi) - D and an Agreement Related to Baan License Agreement substantially in the form set forth in Exhibit 2.7(a)(vi) - E (collectively, the “Ancillary Agreements”).

(vii) such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance reasonably satisfactory to Buyer and its legal counsel and duly executed and delivered by Seller and such UCC termination statements, releases and other documentation as Buyer may reasonably request to evidence that any Encumbrances other than Permitted Encumbrances on the Assets have been removed prior to Closing; and

(viii) updated Disclosure Schedules, if necessary, delivered by Seller, in such form as is acceptable to Buyer.

(b) At the Closing, Buyer will deliver:

(i) the Closing Payment, in immediately available funds to such account as may be specified by Seller in writing prior to the Closing;

(ii) a certificate executed by Buyer as required by Section 7.1(d);

(iii) the Bill of Sale duly executed by Buyer;

(iv) the Assignment and Assumption Agreement duly executed by Buyer;

(v) the Ancillary Agreements duly executed by Buyer; and

(vi) Novation Agreements with respect to the Novation Contracts, each duly executed by Buyer.

2.8 Allocations. Exhibit 2.8 sets forth the allocation of the Purchase Price among the Assets and Assumed Liabilities (by category). After the Closing and subject to any adjustment as provided for in Section 8.5(c), the parties shall make consistent use of the allocation specified in Exhibit 2.8 for all Tax purposes and in all filings, declarations and reports with the IRS in respect thereof, including the reports required to be filed under Section 1060 of the Code. Any earn out payable pursuant to Section 2.4(b) shall be allocated to good will.

2.9 Transfer Taxes and Fees; Bulk Sales. Buyer shall be responsible for any transfer, sales and similar Taxes, including without limitation any Florida documentary transfer tax or surtax, imposed by reason of the transfer of the Assets and the Assumed Liabilities provided hereunder. Seller shall pay all costs of obtaining the necessary governmental and third party consents to transfer the Assets and the Assumed Liabilities provided hereunder except those costs relating to Buyer’s compliance with its representations and warranties in ARTICLE 5 (including obtaining any necessary export licenses or facility security clearances) which cost will be borne by Buyer only. Buyer and Seller hereby waive compliance with the bulk-transfer provisions of the Uniform Commercial Code (specifically the California Uniform Commercial Code, the Florida Uniform Commercial Code and any similar law) (“Bulk Sales Laws”), to the extent applicable, in connection with transfer of the Assets and Assumed Liabilities as contemplated by this Agreement.

2.10 Consents. Nothing in this Agreement shall be construed as an attempt or agreement to assign any Assumed Contract which is non-assignable without the consent of the party or parties thereto unless such consent shall have been obtained. Buyer shall cooperate with Seller to obtain the consents of any other party required in connection with the transfer of any Assumed Contract requiring such consent and Seller shall provide Buyer (to the extent allowed pursuant to the terms of such Assumed Contract) with all of the benefits enjoyed by Seller under any such Assumed Contract until consent to the assignment thereof is obtained.

ARTICLE 3

POST-CLOSING MATTERS AND COVENANTS

3.1 Accounts Receivable. Each party agrees that in the event following the Closing such party receives payment from a customer of the Business on account of a Contract or account receivable held by the other party, such receiving party shall promptly notify the other party, hold such amount for the benefit of the other party and promptly remit such amount to the other party.

3.2 Warranty Support Services. Following Closing, Buyer shall perform the warranty services required pursuant to the Assumed Contracts with respect to products delivered by the Business prior to the Closing Date in accordance with the warranty terms contained therein (the “Warranty Obligations”). Seller shall pay Buyer’s costs, without profit, to perform such Warranty Obligations within 30 days following presentation by Buyer to Seller of a monthly invoice showing the warranty services rendered for each claim in the preceding period and including supporting documentation. Seller reserves the right to audit Buyer’s invoices and Buyer shall provide to Seller such information and access to Buyer’s records necessary to complete such audit.

3.3 Employees.

(a) Buyer will offer employment to any Employee who, on the Closing Date, works for the Business pursuant to an offer letter in the form set forth at Exhibit 3.3(a). If any such employment is accepted, employment will commence effective as of the Effective Time. Subject to the form of offer letter set forth at Exhibit 3.3(a), the terms and conditions of Buyer’s offers of employment to such Employees will be determined in Buyer’s sole discretion (subject to Section 3.3(b) below).

(b) With respect to each Employee who accepts an offer of employment from Buyer under paragraph (a) above (“Transferred Employees”), Buyer shall provide continued employment at the same or greater rate of base salary, in the same general location and for a comparable position as each had with Seller immediately prior to the Closing. Buyer will provide Transferred Employees (provided that they continue to be employed by Buyer), for a period of at least one year following the Closing Date, benefits that are substantially equivalent in the aggregate (to the extent commercially practicable) to those offered by Buyer to its employees generally; provided, however, that such limitation shall not apply to, nor restrict Buyer from, increasing the contribution that Transferred Employees must contribute for medical, dental and other health care coverage after the later of the Closing Date and the date offers of employment referenced in Section 3.3(a) have been made to, and accepted by, the Transferred Employees.

(c) Buyer will not engage within 90 days after the Closing Date in a “plant closing” or “mass layoff” (as such terms are defined in the Worker Adjustment and Retraining Notification Act) with respect to the Business, nor will it engage in any workforce reductions that, taken with any such reductions by Seller prior to Closing, would constitute a “plant closing” or “mass layoff.”

(d) Except to the extent provided in Section 2.3(a)(ii), Buyer will not assume any Benefit Plan of Seller or any obligation thereunder, but Buyer shall assume all accrued vacation, sick leave and severance benefits of the Transferred Employees as of the Effective Time as provided for in Section 2.3(a)(ii).

(e) With respect to Transferred Employees, Buyer and Seller agree to cooperate fully in the transition of any such employees to employment with Buyer. Nothing in this Section 3.3 shall be construed as conferring on any Transferred Employee a continued right to employment. Except as set forth herein, nothing herein shall restrict Buyer in the exercise of its independent business judgment, as to the terms and conditions under which it shall continue to employ any Transferred Employee, the duration of any such employment, the basis on which such employment is terminated or the compensation or benefits provided to any Transferred Employee.

(f) Notwithstanding the foregoing, with regard to matters occurring after the Closing, Buyer assumes, to the extent permitted by applicable Legal Requirements, all the immigration related rights, obligations and liabilities of Seller in relation to foreign national Transferred Employees in nonimmigrant status. The terms and conditions of employment of such Transferred Employees by Buyer, to the extent practicable and permitted by applicable Legal Requirements, shall remain the same as the terms and conditions of employment by Seller.

(g) Buyer will, for a period of two years from and after the Closing Date, refrain from, either alone or in conjunction with any other Person, or directly or indirectly through its present or future Affiliates, employing, engaging or seeking to employ or engage any Person, other than Transferred Employees, who within the prior 12 months had been an employee of Seller or any of its Affiliates, unless such employee (A) resigns voluntarily (without any solicitation from or on behalf of Buyer or any of its Affiliates) or (B) is terminated by Seller or any of its Affiliates after the Closing Date.

(h) The covenants contained in Section 3.3(g) relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of Section 3.3(g) will cause irreparable injury to Seller, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Therefore, Seller will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of Section 3.3(g), and Buyer hereby consents to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary loss being proved, in order that the breach or threatened breach of such provisions may be effectively restrained. The rights and remedies provided by Section 3.3(g) are cumulative and in addition to any other rights and remedies which Seller may have hereunder or at law or in equity.

(i) For the purposes of satisfying the service requirements, if any, to participate in Buyer’s employee pension and welfare benefit plans (“Buyer’s Employee Plans”), Buyer will treat service by each of the Transferred Employees with Seller as service with Buyer. For purposes of vesting in benefits payable under Buyer’s employee pension benefit plans (“Buyer’s Pension Plans”), and for purposes of computing the amount of the benefits or the existence of a benefit under Buyer’s Pension Plans, Buyer will not treat service by each of the Transferred Employees with Seller as service with Buyer.

3.4 Use of Business Names by Buyer.

(a) Subject to Section 3.4(b), Buyer acknowledges that Seller has the absolute and exclusive proprietary right to all Names incorporating “REMEC” or any similar Name and to all Logos incorporating REMEC or any similar name. All rights of Seller and its Affiliates to the same and the goodwill represented thereby and pertaining thereto are being retained by Seller. Buyer agrees that it will not use the REMEC Name or any similar Names or Logos incorporating such Names or any similar Names in any manner, including in connection with the sale of any products or services or otherwise in the conduct of the Business.

(b) Buyer is acquiring as part of the Assets certain inventory, fixtures, tools and dies and Seller’s stock of product literature, warranty statements, advertising and other materials that carry a Name, Logo or other trademark of Seller (collectively, the “Marked Materials”). Notwithstanding Section 3.4(a), Buyer agrees that, in connection with its use of such inventory and Marked Materials, it will sticker or otherwise change or cover the Name, Logo or Seller mark to the reasonable satisfaction of Buyer prior to sale, distribution or publication thereof, and Seller agrees that subject to such change, stickering or covering occurring, use of such inventory or Marked Materials by Buyer will not violate any rights of Seller. With respect to (a) Marked Materials in paper form, and (b) products bearing a Name, Logo or Seller mark, in each case where stickering is not practicable, Buyer shall, in good faith, use its commercially reasonable efforts to discontinue their use as soon as reasonably possible and, subject to the foregoing, Buyer shall have the right to use such inventory and Marked Materials, for a six month period following the Closing Date; provided, however, that notwithstanding the foregoing, no inventory or Marked Materials that carry a Name, Logo or other trademark of Seller may be shipped or distributed by Buyer following the Closing with respect to any shipment, sale or purchase order for which an export license is required to fulfill such shipment, sale or purchase order unless such inventory or Marked Materials are stickered or otherwise changed to the satisfaction of Buyer.

3.5 Retention of Records. After the Closing Date, Buyer shall retain for a period consistent with Buyer’s current record-retention policies and practices those records of Seller delivered to Buyer as part of the Assets. Buyer shall also provide Seller and its representatives reasonable access thereto, during normal business hours and on at least three days’ prior written notice, to enable Seller to prepare financial statements or tax returns or to act with respect to tax audits, to prosecute or defend third party claims or litigation as well as for any other reason reasonably related to this Agreement. After the Closing Date, Seller shall provide Buyer and its representatives reasonable access to records relating to the Business not included in the Assets, during normal business hours and on at least three days’ prior written notice, for any reasonable business purpose relating to the Business specified by Buyer in such notice.

3.6 Removal of Excluded Assets. Seller agrees that, prior to or within 30 days after the Closing Date, Seller will, at its expense, remove from the Real Property all Excluded Assets without causing any material interference or disruption of the business or operations of Buyer or resulting in any cost to Buyer. Seller will provide Buyer with two days notice prior to removing any Excluded Assets.

3.7 SEC Audit. Seller acknowledges that Buyer may be required under Law to prepare audited financial statements for the Business in accordance with the rules and regulations of the Securities and Exchange Commission (collectively the “Audited Financials”) within 75 days after the Closing Date. With respect to the foregoing, Seller and Buyer agree as follows:

(a) In connection with Buyer’s efforts to prepare, complete and file the Audited Financials in a timely manner, pursuant to applicable Law, Seller will provide reasonable assistance to make available to Buyer and its accountants and other representatives at all reasonable times and upon reasonable notice all financial and other books and records of Seller, and cause its accountants to make available all of their work papers, which relate to the Business but do not constitute an Asset and are relevant, necessary or reasonably advisable in order for Buyer to complete and file the Audited Financials.

(b) Buyer shall pay or reimburse Seller for all direct, out-of-pocket costs and expenses incurred by Seller or its accountants and other representatives in assisting and cooperating with Buyer as provided for in Paragraph (a) hereof. Seller shall not pay, reimburse or otherwise be responsible for any costs and expenses of any kind whatsoever that may be incurred by Buyer or its Representatives in connection with their completion of the Audited Financials.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, Seller hereby represents and warrants to Buyer that the following statements set forth in this ARTICLE 4 are true and correct.

4.1 Organization and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of California, with full corporate power and authority to own or lease its properties and to conduct its business as currently conducted. Seller is qualified to do business and is in good standing in Florida and each other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified would not have a Business Material Adverse Effect.

4.2 Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms. Seller has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement. Seller has all necessary authority and power to enter into this Agreement and to carry out the transactions contemplated by this Agreement. Delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary action of Seller and no other action on the part of Seller is required in connection therewith.

(b) The execution, delivery and performance by Seller of this Agreement do not, and the performance by Seller of the transactions contemplated by this Agreement will not:

(i) violate any provision of the Governing Documents of Seller;

(ii) except as otherwise provided in this Agreement, as set forth in Schedule 4.2(b)(ii) of the Disclosure Schedules or as may be required by any Bulk Sales Laws, violate any Laws applicable to Seller or require Seller to obtain any approval or consent, or make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made, except for those violations that would not have a Business Material Adverse Effect; or

(iii) result in a violation or any breach of any material Contract, except for those violations that would not have a Business Material Adverse Effect.

4.3 Financial Statements. Attached as Schedule 4.3 to the Disclosure Schedules is a pro forma balance sheet of the Business as of July 30, 2004 (the “Balance

Sheet”), and the related statement of income for the 12 month period then ended. Such financial statements (the “Financials”) fairly present the financial condition, the results of operations and changes in cash flows of the Business as at the respective dates of and for the period referred to in such financial statements, all in accordance with GAAP except that the Financials are not prepared on a standalone basis and are subject to normal year-end adjustments.

4.4 Licenses and Permits. Except as set forth on Schedule 4.4 of the Disclosure Schedules, Seller has, to the Knowledge of Seller, made all filings with Governmental Entities and received all permits, registrations, licenses, franchises, certifications and other approvals necessary to conduct and operate the Business on the Closing Date as currently conducted or operated by it except where failure to do so would not have a Business Material Adverse Effect. Except as set forth on Schedule 4.4 of the Disclosure Schedules, all such permits, registrations, licenses, franchises, certifications and other approvals will be transferred to Buyer as part of the Assets pursuant to Section 2.1(f).

4.5 Properties; Encumbrances.

(a) Seller owns all of the Assets (other than the Real Property) free and clear of all Encumbrances except (i) Encumbrances disclosed in Schedule 4.5 of the Disclosure Schedules and (ii) Permitted Encumbrances. At Closing, the Assets (other than the Real Property) will be transferred to Buyer free and clear of all Encumbrances other than Permitted Encumbrances.

(b) Each material item of tangible personal property that is a part of the Assets is in good repair and good operating condition, ordinary wear and tear excepted.

(c) The Assets to be acquired by Buyer at the Closing are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted by Seller immediately prior to the Closing in all material respects.

4.6 Real Property.

(a) The Real Property is owned by Seller.

(b) Except as set forth on Schedule 4.6 of the Disclosure Schedules, (i) Seller enjoys peaceful and undisturbed possession of the Real Property, (ii) the Real Property is not subject to any commitment for sale or use by any Person other than Seller, (iii) to the Knowledge of Seller, no labor has been performed or material furnished for the Real Property for which a mechanic’s or materialman’s lien or liens, or any other lien, has been or could be claimed by any Person, and (iv) no default or breach exists with respect to, and Seller has not received any written notice of any default or breach under, any Encumbrance affecting the Real Property. Except as set forth on Schedule 4.6 of the

Disclosure Schedules, Seller has not received written notice of, any threatened, general or special assessments affecting the Real Property or any portion thereof. Seller has not received written notice of any pending or threatened Proceeding (including without limitation condemnation or eminent domain proceeding) before any Governmental Entity which relates to the ownership, maintenance, use or operation of the Real Property.

(c) Seller has not received any written notice from any insurance company of any defects or inadequacies in the Real Property which would materially and adversely affect the insurability of the Real Property or the premiums for the insurance thereof, and no written notice has been given by any insurance company which has issued a policy with respect to any portion of the Real Property or by any board of fire underwriters (or other body exercising similar functions) requesting the performance of any material repairs, alterations or other work which has not been complied with. Buyer acknowledges that Buyer has not relied, and is not relying, upon any information, document, sales brochures or other literature (whether express or implied, or oral or written, or material or immaterial) that may have been given by or made by or on behalf of Seller, except as provided herein.

4.7 Accounts Receivable. All accounts receivable comprised within the Assets represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business.

4.8 Inventory. All items of inventory included within the Assets consist of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of business except for obsolete items and items of below-standard quality, all of which have been written off or written down in the ordinary course of business and in accordance with GAAP to net realizable value in the Balance Sheet or on the accounting Records of Seller as of the Closing Date, as the case may be.

4.9 No Undisclosed Liabilities. The Business has no material liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise) required to be set forth in the Financials, except for liabilities or obligations reflected or reserved against in the Balance Sheet and current liabilities incurred in the ordinary course of business since the Balance Sheet Date.

4.10 Absence of Certain Changes. Except as set forth on Schedule 4.10 of the Disclosure Schedules, to the Knowledge of Seller, since the Balance Sheet Date, there has not occurred:

(a) Any Business Material Adverse Effect;

(b) Any indication by any material customer or supplier of the Business of an intention to discontinue or change the terms of its relationship with Seller with respect to the Business;

(c) any increase in the compensation of or granting of bonuses payable or to become payable by Seller to any Employee whose 2003 calendar-year compensation (base salary plus bonus) exceeded $50,000;

(d) any sale or transfer by Seller of any tangible or intangible asset of the Business having a value greater than $25,000 or any lease of material real property or equipment relating to the Business, in either case, except in the ordinary course of business;

(e) any other material transaction relating exclusively to the Business not in the ordinary course of the Business or not otherwise consistent with Seller’s past practices with respect to the Business, in either case, involving consideration in excess of $50,000; or

(f) any written agreement by Seller or any Affiliate thereof to do any of the foregoing.

4.11 Environmental Matters. Except as set forth in Schedule 4.11 of the Disclosure Schedules, to the Knowledge of Seller, Seller has conducted the Business in all material respects in accordance with applicable Environmental Laws, except for such failures as would not have a Business Material Adverse Effect. The environmental licenses, permits, clearances, covenants and authorizations material to the operation of the Business are in full force and effect. Except as set forth in Schedule 4.11 of the Disclosure Schedules, to the Knowledge of Seller any handling, transportation, storage, treatment or use of Hazardous Substances that has occurred on the Real Property prior to the Closing Date has been in compliance with all applicable Environmental Laws, except for such failures as would not have a Business Material Adverse Effect. Except as set forth in Schedule 4.11 of the Disclosure Schedules, to the Knowledge of Seller, Seller has not received from any Governmental Entity any written request for information, notices of claim, demand letters or other notification that it is or may be potentially responsible with respect to any investigation or clean-up of Hazardous Substances on or relating to the Real Property.

4.12 Intellectual Property.

(a) Except for the Purchased Intellectual Property and except as set forth in Schedule 4.12(a) of the Disclosure Schedules, the Business does not hold or use any patents, patent applications, trademarks, trademark applications, trade names, service marks, service names, registered copyrights or trade secrets (in any such case, whether registered or to be registered in the United States of America or elsewhere) (collectively, “Intellectual Property”). To the Knowledge of Seller, the Business has not infringed and is not infringing any Intellectual Property rights of others.

(b) Schedule 4.12(b) of the Disclosure Schedules contains a complete and accurate list of all licenses (other than standard software licenses) or similar agreements or arrangements providing for payment of royalties with respect to Intellectual Property (collectively, the “Licenses”) to which Seller is a party and which license is used exclusively in the Business, either as licensee or licensor.

4.13 Labor and Employment. The Business is not a party to or bound by any collective bargaining agreement and there are no labor unions or other organizations representing, purporting to represent or, to the Knowledge of Seller, attempting to represent any Employees. Since the Balance Sheet Date, there has not occurred or, to the Knowledge of Seller, been threatened, any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity. There are no labor disputes currently subject to any grievance procedure, arbitration or litigation and there is no representation petition pending, or to the Knowledge of Seller, threatened. Schedule 4.13 of the Disclosure Schedules sets forth, as of the date set out in such Schedule, the names and titles of each Employee as well as their compensation, sick and vacation leave benefits, accrued sick and vacation leave, date of hire and severance benefits. Schedule 4.13 also lists each Employee who (x) has been laid off or terminated in the last 12 months and (y) is on leave pursuant to a Benefit Arrangement of Seller, or otherwise.

4.14 Employee Benefit Plans.

(a) Schedule 4.14 of the Disclosure Schedules lists (i) any employee pension benefit plan, as defined in Section 3(2) of ERISA (“Pension Plans”), (ii) any employee welfare benefit plan, as defined in Section 3(1) of ERISA (“Welfare Plans”) and (iii) any profit sharing, pension, bonus, stock option, stock purchase, severance or incentive plan or agreement, any “fringe benefit” plan or policy (including vacation, paid holidays, personal leave, employee discount, educational benefit or similar programs), and any other employment-related agreements (“Benefit Arrangements”), in any case under which Employees participate or derive a benefit. Collectively, the Pension Plans, the Welfare Plans and the Benefit Arrangements are hereafter referred to as the “Benefit Plans.”

(b) Seller has delivered or has caused to be delivered to Buyer either (i) true and complete copies of the Benefit Plans or (ii) summaries of the terms of and benefits under the Benefit Plans.

(c) Except as disclosed on Schedule 4.14 to the Disclosure Schedules, neither Seller nor any trade or business, whether or not incorporated, that is deemed to be under common control or affiliated with Seller within the meaning of ERISA Section 4001 or Code Sections 414(b), (c), (m) or (o) (an “ERISA Affiliate”) has ever maintained, adopted or established, contributed or been required to contribute to, or otherwise participated or been required to participate in, nor will they become obligated to do so through the Closing Date, any defined benefit pension plan or Multiemployer Plan (as defined in ERISA Section 3(37)(A)). Except as disclosed on Schedule 4.14 to the Disclosure Schedules, no amount is due from, or owed by, Seller or any ERISA Affiliate on account of a Multiemployer Plan or on account of any withdrawal therefrom.

4.15 Contracts.

(a) Schedule 4.15 of the Disclosure Schedules contains a complete and accurate list of the following (the “Material Contracts”):

(i) With respect to Employees, all employment contracts, severance, change in control or similar arrangements that will result in any obligation (absolute or contingent) of Seller to make any payment to the foregoing as a result of the consummation of the transactions contemplated hereby or the failure of such Employee to accept Buyer’s offer of employment pursuant to Section 3.3(a);

(ii) All material sales representative and distribution agreements of the Business not terminable without penalty upon 60 days or less notice;

(iii) All Contracts containing covenants limiting the freedom of the Business to engage in any line of business or compete with any Person which are not terminable by Seller without penalty upon 60 days or less notice;

(iv) Other than Licenses and distribution agreements, all Contracts involving (x) annual expenditures by, or Liabilities of, Seller in excess of $100,000 which are not terminable by Seller without penalty upon 60 days or less notice and (y) amounts owing to Seller, or obligating a third party to pay to Seller or purchase goods from Seller, in excess of $500,000; and

(v) All material Contracts to which Seller, on the one hand, and any Affiliates, on the other hand, are parties or by which they are bound that relate exclusively to the Business.

(b) Except as set forth on Schedule 4.15(b), to the Knowledge of Seller, all Assumed Contracts and the Facility Security Clearance are in full force and effect, are valid and binding and are enforceable in accordance with their terms in favor of Seller, except for bankruptcy and similar laws affecting the enforcement of creditors’ rights generally or the availability of equitable remedies. There are no material Liabilities of the Business arising from any breach or default of any provision of any Assumed Contract that are not reflected in the Balance Sheet, and no event has occurred that, with the passage of time or the giving of notice or both, would constitute a material breach or default by the Business of any Assumed Contract.

(c) Seller has fulfilled all material obligations required pursuant to each Assumed Contract and the Facility Security Clearance to have been performed by the

Business prior to the date hereof and, to the Knowledge of Seller, there is no reason that the Business if operated in the manner currently operated will not be able to fulfill, when due, all of its material obligations under the Assumed Contracts that remain to be performed after the date of this Agreement.

4.16 Compliance with Laws. Except as set forth in Schedule 4.16 of the Disclosure Schedules, the operation, conduct and ownership of the property or business of the Business is being conducted in compliance with all Laws and all judgments and orders of any Governmental Entity applicable to it except where failure to so comply would not have a Business Material Adverse Effect. The status of certain building permits referenced in Schedule 4.16 of the Disclosure Schedules is as set forth in such schedule.

Without limiting the foregoing, to the Knowledge of Seller, neither Seller, nor any of its agents, officers, employees or other representatives, or other people acting on behalf of Seller, have with respect to the Business (i) engaged in any activity prohibited by the United States Foreign Corrupt Practices Act of 1977 or any other similar Law of any Governmental Entity or (ii) without limiting the generality of the preceding clause (i), used any corporate or other funds for unlawful contributions, payments, gifts or entertainment to any Person or Governmental Entity, or made any unlawful expenditures relating to political activity to officials of any Governmental Entity except where such would not have a Business Material Adverse Effect.

4.17 Litigation. Except as set forth in Schedule 4.17 of the Disclosure Schedules, there are no legal, administrative, arbitration or other proceedings, or any governmental investigations pending or, to the Knowledge of Seller, threatened against Seller that, if determined adversely to Seller, would have a Business Material Adverse Effect. Seller is not subject to any pending or, to the Knowledge of Seller, threatened product liability claim with respect to the Business. Except as set forth in Schedule 4.17 of the Disclosure Schedules, Seller is not subject to any decree, judgment, order, law or regulation of any court or other Governmental Entity which could reasonably be expected to have a Business Material Adverse Effect.

4.18 Brokers. Except as set forth on Schedule 4.18, no agent, broker, person or firm acting on behalf of Seller is, or will be, entitled to any commission or broker’s or finder’s fee from Seller in connection with any of the transactions contemplated herein.

4.19 Representations and Warranties. BUYER ACKNOWLEDGES AND AGREES THAT THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE WITHOUT REPRESENTATION OR WARRANTY BY SELLER, EXPRESS OR IMPLIED, EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE 4 OR IN ANY CERTIFICATES FURNISHED BY SELLER PURSUANT TO THIS AGREEMENT AT THE CLOSING. IN PARTICULAR, BUYER AGREES THAT OTHER THAN AS SPECIFICALLY SET FORTH IN THIS ARTICLE 4 NO

STATEMENTS OR DOCUMENTS DELIVERED BY SELLER OR ON BEHALF OF SELLER TO BUYER, INCLUDING WITHOUT LIMITATION THAT CERTAIN CONFIDENTIAL INFORMATION MEMORANDUM DATED JUNE 2004 PREPARED BY NEEDHAM & COMPANY, INC., SHALL CONSTITUTE REPRESENTATIONS OR WARRANTIES OF SELLER IN CONNECTION WITH THIS TRANSACTION. BUYER ACKNOWLEDGES THAT IN ENTERING INTO THIS AGREEMENT, PURCHASING THE ASSETS AND ASSUMING THE ASSUMED LIABILITIES, IT IS RELYING SOLELY ON THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE 4, THE INDEMNIFICATION PROVIDED FOR IN ARTICLE 8 AND ITS OWN INDEPENDENT INVESTIGATION AND EVALUATION OF THE BUSINESS.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that:

5.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, with full corporate power and authority to own or lease its properties and to conduct its business as currently conducted. Buyer is qualified to do business and is in good standing in each other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified would not have a Buyer Material Adverse Effect.

5.2 Authority of Buyer; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms. Buyer has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and perform its obligations under this Agreement. Buyer has all necessary authority and power to enter into this Agreement and to carry out the transactions contemplated by this Agreement. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Buyer and no other action on the part of Buyer is required in connection therewith.

(b) The execution, delivery and performance by Buyer of this Agreement do not, and the performance by Buyer of the transactions contemplated by this Agreement will not:

(i) violate any provision of the Governing Documents of Buyer;

(ii) violate any Laws applicable to Buyer or require Buyer to obtain any approval, consent or waiver of, or make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made, except as would not have a Buyer Material Adverse Effect; or

(iii) result in a violation or any breach of any material agreement, contract, instrument, obligation, promise or undertaking (whether written or oral) that is legally binding and to which Buyer is a party or is bound, except for those violations that would not have a Buyer Material Adverse Effect.

5.3 Sufficient Funds. Buyer has and will have funds sufficient to satisfy the sums due at Closing as set forth in this Agreement and to comply with its obligations under this Agreement.

5.4 Brokers. No agent, broker, person or firm acting on behalf of Buyer is, or will be, entitled to any commission or broker’s or finder’s fee from Buyer in connection with any of the transactions contemplated herein.

ARTICLE 6

COVENANTS AND AGREEMENTS

6.1 Conduct of Business. From the date hereof to the Closing Date, except as expressly permitted or required by this Agreement or as otherwise consented to by Buyer in writing (which consent will not unreasonably be withheld, delayed or conditioned), Seller will carry on the Business in the ordinary course consistent with past practices. Without limiting the generality of the foregoing and except as so permitted, required or contemplated by this Agreement, Seller will not permit the Business to pay any salary, wages, vacation pay, sick pay, bonuses or other compensation except in the ordinary course of business consistent with prior practice or as set forth in Schedule 6.1 of the Disclosure Schedules.

6.2 No Solicitation. So long as this Agreement remains in effect, Seller shall not, and shall cause the Business and its officers, directors and agents not to, (a) solicit any inquiries or proposals for, or enter into any discussions with respect to, the acquisition of any properties and assets held for use in connection with, necessary for the conduct of, or otherwise material to, the Business, or (b) furnish or cause to be furnished any material non-public information concerning the Business to any Person (other than Buyer and its agents and representatives), other than in the ordinary course of business or pursuant to applicable Law. Seller shall cause the Business not to sell, transfer or otherwise dispose of, create any Encumbrance (other than a Permitted Encumbrance) upon, or transfer any interest in, any tangible asset of the Business, other than in the ordinary course of business and consistent with past practice.

6.3 Access and Information. So long as this Agreement remains in effect, Seller will, and will cause its officers, accountants, counsel, consultants, employees and agents to, give Buyer and Buyer’s accountants, counsel, consultants, employees and agents, reasonable access during normal business hours to, and make available documents, records, work papers and information with respect to, the properties, assets, books, contracts, commitments, reports and records relating to the Business, as Buyer shall from time to time reasonably request. In addition, Seller will permit Buyer and its accountants, counsel, consultants, employees and agents reasonable access to such personnel of the Business during normal business hours and upon reasonable notice as may be necessary or useful to Buyer in its review of the properties, assets and business affairs of the Business and the above-mentioned documents, records and information.

6.4 Further Actions. Seller and Buyer each agrees to use all reasonable good faith efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby.

6.5 Governmental Filings. Buyer and Seller agree to promptly make or cause to be made any and all filings required under any Law requiring filing with any Governmental Entity with respect to the transactions contemplated hereby and, as soon as reasonably practicable and after consultation with the other party, provide to the appropriate Governmental Entity any documentary material or other information that may be necessary in order to satisfy any request under any other Law for additional information or otherwise to obtain any clearance, consent or approval. Seller and Buyer shall furnish each other such information and assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions under the provisions of such Laws.

6.6 Best Efforts to Close. Seller and Buyer shall each use their reasonable best efforts to fulfill the conditions set forth in ARTICLE 7 over which they have control or influence and to complete the transactions contemplated by this Agreement.

6.7 Matters Relating to Real Property.

(a) Seller has, at Seller’s expense, delivered to Buyer a title insurance commitment issued on Attorneys’ Title Insurance Fund, Inc. (the “Title Company”) with respect to the Real Property in the aggregate amount of $2,000,000 (the “Title Commitment”) and legible copies of all exceptions to the title contained in Schedule B-II of the Title Commitment. At Closing, the policy to be issued pursuant to the Title Commitment (the “Title Policy”) shall be issued on an ALTA Owner’s Policy of Title Insurance (10-17-92 Form), shall insure that Buyer has good, marketable and indefeasible title to such Real Property subject only to those Encumbrances accepted or deemed accepted by Buyer pursuant to paragraph (c) of this Section 6.7 (“Permitted Title Encumbrances”), and shall include such additional coverage and endorsements as Buyer may reasonably require, the cost of which shall be borne by Buyer (collectively the

“Endorsements”). At Closing, provided the Title Company has received appropriate documentation from the Seller and a survey of the Real Property, the Title Company shall by endorsement delete the “gap” exception, all standard exceptions, and shall delete as having been satisfied all Schedule B-I requirements listed on the Title Commitment. Seller shall pay the costs for any title search and updates thereof relating to the issuance of the Title Commitment and the Title Policy, and shall pay the title insurance premium for the issuance of the Title Policy at the time of Closing. Seller shall at Closing deliver to the Title Company such affidavits, indemnities and other documentation as shall be reasonably necessary to enable the Title Company to issue the Title Policy and Endorsements, to delete the gap exception and the standard exceptions, and the Title Policy shall be issued subject only to the Permitted Title Encumbrances. Notwithstanding the foregoing, the cost of any Buyer requested Endorsements shall be paid by Buyer.

(b) Buyer received a copy of a survey covering the Real Property prepared by Kevin A. Smith Land Surveying dated as of April, 1989 (the “Original Survey”), and Buyer shall obtain, at Buyer’s sole cost and expense, an additional survey (the “Subsequent Survey”) dated subsequent to this Agreement, which shall be prepared by a surveyor duly licensed under the laws of Florida. The Subsequent Survey (i) shall be in form and substance satisfactory to the Buyer and the Title Company, (ii) may, in Buyer’s discretion, be prepared in accordance with the 1992 Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys as adopted by ALTA and the American Congress on Surveying & Mapping and (iii) shall be certified to Buyer and the Title Company using a form of certification acceptable to Buyer and the Title Company.

(c) Buyer or its counsel shall have until the end of the Inspection Period in which to examine the Title Commitment and determine if there is anything revealed in the Title Commitment which either renders the title unmarketable (“marketability” as used in this Section to be determined by the Florida Bar title standards) or prohibits the use of the Real Property as operated by Seller on the date of this Agreement. In such event, Buyer shall have the option to either terminate this Agreement upon or prior to the expiration of the Inspection Period or accept title subject to all matters impacting upon title which existed as of the effective date of the Title Commitment and/or the date of the Original Survey. The only other matters that shall be treated as defects to title, which the Seller shall be obligated to cure prior to Closing, shall be those matters which arose after the effective date of the Title Commitment and/or the date of the Original Survey and which were not created by Buyer, and with respect to survey matters which do not render the title unmarketable or prohibit the use of the Real Property as operated by Seller on the date of this Agreement. In the event Buyer does not terminate this Agreement upon or prior to the expiration of the Inspection Period, Buyer will be deemed to have accepted title subject to all matters affecting title as reflected in Schedule B-II in the Title Commitment and matters created by Buyer after the date thereof, matters reflected on the Original Survey, as otherwise set forth in this Agreement as well as survey matters arising after the date of the Original Survey which do not render the title unmarketable or prohibit the use of the Real Property as operated by Seller on the date of this Agreement.

(d) With respect to matters which arise after the effective date of the Title Commitment and/or the Original Survey and which were not created by Buyer, and with respect to survey matters which do not render the title unmarketable or prohibit the use of the Real Property as operated by Seller on the date of this Agreement, Buyer shall not be entitled to object at the Closing to the existence of any such mortgage, lien, encumbrance, covenant, restriction or other matter so long as (i) the same may be satisfied by the payment of money and the amount thereof, with interest and/or penalties, if any, together with sums sufficient to pay any recording and/or filing fees, shall be paid to the Title Company at the Closing to satisfy such required payment, and Title Company agent shall delete such matters from the Title Commitment at Closing, or (ii) any mortgage, lien, encumbrance, covenant, restriction or other matter shall be released of record or bonded to the reasonable satisfaction of the Title Company and such matters shall be deleted from the Title Commitment at Closing.

(e) The parties hereby agree that Buyer shall prior to the Closing Date obtain and deliver to Seller an inspection of the Real Property and improvements at the Real Property from an inspector reasonably acceptable to Seller. To the extent any such inspection report reflects any damage to the Real Property or such improvements (for purposes of clarification damage shall not include matters such as wear and tear or violations of applicable codes), Seller shall reimburse Buyer for reasonable actual and demonstrable costs of repair of such damage up to a limit of $125,000. Buyer shall be responsible for all other matters arising in any such inspection. Buyer shall provide to Seller invoices and other supporting documentation supporting the costs of repairs for which Buyer seeks Seller’s reimbursement pursuant to this Section. In calculating the $125,000 limit, Seller shall receive a credit for any repairs to the Real Property or improvements performed by Seller on or after September 29, 2004.

ARTICLE 7

CLOSING CONDITIONS

7.1 Conditions to Obligation of Seller. The obligation of Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions (except to the extent waived by Seller):

(a) (i) the representations and warranties of Buyer contained in this Agreement not qualified with any “Buyer Material Adverse Effect” qualifier shall be true and correct in all respects, so long as any failures of such representations and warranties to be true and correct in all respects, taken together, have not had a Buyer Material Adverse Effect (it being understood that for purposes of determining accuracy of such representations and warranties all qualifications based on the word “material” contained in such representations and warranties shall be disregarded), and (ii) representations and warranties of Buyer contained in this Agreement qualified with any “Buyer Material Adverse Effect” qualifier shall be true and correct in all respects; in the case of each of (i) and (ii), as of the date of this Agreement and as of the Closing Date except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date;

(b) Buyer shall have performed and complied in all material respects with all of its covenants hereunder through the Closing;

(c) No action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent consummation of any of the transactions contemplated hereby or (ii) cause any of the transactions contemplated hereby to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling or charge shall be in effect);

(d) Buyer shall have delivered to Seller a certificate to the effect that each of the conditions specified above in Section 7.1(a)-(c) is satisfied in all material respects, with such certificate reflecting the condition in Section 7.1(c) being to Buyer’s Knowledge;

(e) [Intentionally Omitted];

(f) [Intentionally Omitted];

(g) Buyer shall deliver the Closing Payment by wire transfer in immediately available funds to Seller as set forth in Section 2.4(a) to a bank account designated by Seller in writing;

(h) Each third party to each Novation Contract shall have provided reasonable indication that it intends to enter into a Novation Agreement or otherwise assign or novate the Novation Contract in a form reasonably acceptable to Seller;

(i) Buyer shall have delivered to Seller an appropriate resale certificate in relation to the inventory and products being acquired pursuant to this Agreement;

(j) All other deliveries required by Section 2.7(b) shall have been made; and

(k) All actions to be taken by Buyer in connection with the consummation of the transactions contemplated hereby and all certificates, instruments, and other documents reasonably required to effect the transactions contemplated hereby, as provided in Section 2.7(b) or otherwise, will be reasonably satisfactory in form and substance to Seller.

7.2 Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions (except to the extent waived by Buyer):

(a) (i) the representations and warranties of Seller contained in this Agreement not qualified with any “Business Material Adverse Effect” qualifier shall be true and correct in all respects, so long as any failures of such representations and warranties to be true and correct in all respects, taken together, have not had a Business Material Adverse Effect (it being understood that for purposes of determining accuracy of such representations and warranties all qualifications based on the word “material” contained in such representations and warranties shall be disregarded), and (ii) representations and warranties of Seller contained in this Agreement qualified with any “Business Material Adverse Effect” qualifier shall be true and correct in all respects; in the case of each of (i) and (ii), as of the date of this Agreement and as of the Closing Date except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date;

(b) Seller shall have performed and complied in all material respects with all of its covenants hereunder through the Closing;

(c) No action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent consummation of any of the transactions contemplated hereby or (ii) cause any of the transactions contemplated hereby to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling or charge shall be in effect);

(d) Seller shall have delivered to Buyer a certificate to the effect that each of the conditions specified above in Section 7.2(a)-(c) is satisfied in all material respects, with such certificate reflecting the condition in Section 7.2(c) being to Seller’s Knowledge;

(e) All deliveries required by Section 2.7(a) shall have been made;

(f) There shall have been no Business Material Adverse Effect from the date of this Agreement through Closing;

(g) Each third party to each Novation Contract shall have provided reasonable indication that it intends to enter into a Novation Agreement or otherwise assign or novate the Novation Contract in a form reasonably acceptable to Buyer; and

(h) All actions to be taken by Seller in connection with consummation of the transactions contemplated hereby and all certificates, instruments and other documents reasonably required to effect the transactions contemplated hereby, as provided in Section 2.7(a) or otherwise, will be reasonably satisfactory in form and substance to Buyer.

ARTICLE 8

INDEMNIFICATION

8.1 Survival. Subject to Section 8.5, all representations, warranties, covenants and obligations in this Agreement will survive the Closing. The right to indemnification based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted, whether before or after the Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation.

8.2 Indemnification by Seller. From and after the Closing, Seller shall defend, indemnify and hold harmless Buyer and each of its Affiliates, directors, officers, employees, attorneys, agents, representatives, successors and assigns (collectively, the “Affiliated Parties”) (Buyer and the Affiliated Parties being sometimes collectively referred to as “Buyer Indemnitees”) in respect of any and all actual claims, losses, damages, liabilities, penalties, interest, costs and expenses (including any actual and reasonable attorney, accountant and consultant fees and other expenses, including any such actual and reasonable expenses incurred in connection with investigating, defending against or settling any such claims but excluding any claims, losses, damages, liabilities, penalties, interest, costs or expenses that are consequential, special or punitive, are in the nature of lost profits or diminution in value or are otherwise not actual claims, losses, damages, liabilities, penalties, interest, costs or expenses) reasonably incurred by Buyer or its Affiliated Parties (“Buyer Losses”), in connection with, or resulting from, each and all of the following:

(a) Any breach by Seller of any representation or warranty set forth in this Agreement except those in Sections 4.5(a) (Title), 4.11 (Environmental) or 4.18 (Brokers Fees);

(b) Any breach by Seller of the representations and warranties set forth in Section 4.5(a) (Title);

(c) Any breach of any covenant, agreement or obligation of Seller contained in this Agreement;

(d) Any noncompliance by Seller with any Bulk Sales Laws applicable to the transactions contemplated by this Agreement:

(e) Except with respect to any environmental matters addressed elsewhere in this Agreement, any Retained Liabilities or Seller’s operation of the Business and Seller’s ownership of the Assets prior to the Closing Date, including but not limited to any Buyer Losses resulting from or arising out of (i) any products sold prior to the Closing (except to the extent resulting from or arising out of an Assumed Liability) or (ii) any legal proceeding against Seller on or prior to the Closing Date whether or not described or required to be described on Schedule 4.17 of the Disclosure Schedules relating to Seller’s operation and/or ownership of the Business prior to the Closing Date;

(f) (i) Any breach of any representation or warranty made by Seller in Section 4.11 (Environmental), (ii) any Environmental Claims, or (iii) any violation by Seller or its Affiliates of any Environmental Laws arising out of or relating to Seller’s operation of the Business prior to Closing, (iv) or any Environmental Condition at the Real Property or any improvements thereon, which existed, occurred or relates to time periods or events on or prior to the Closing Date, regardless in each case of when the Environmental Claim, violation or Environmental Condition is discovered or made; and

(g) Any breach by Seller of the representations and warranties set forth in Section 4.18 (Brokers Fees).

Notwithstanding any other provision of this Agreement, the remedies provided for in this ARTICLE 8 shall constitute Buyer’s sole and exclusive remedy for any post-Closing claims made in connection with this Agreement or Buyer Losses, except for the actual fraud of Seller. Buyer shall have no recourse against any officer, director or employee of Seller in such capacities in connection with, and Buyer hereby waives and releases and discharges all officers, directors and employees of Seller in such capacities from and against, any and all Buyer Losses, directly or indirectly, as a result of, or based upon or arising from the conduct of the Business and any act or omission with respect to the Business prior to the Closing or from this Agreement or the transactions contemplated by this Agreement.

8.3 Indemnification by Buyer. From and after the Closing, Buyer shall indemnify and hold harmless Seller and each of Seller’s Affiliates, officers, directors, employees, attorneys, agents, representatives, successors and assigns (collectively, “Seller Indemnitees”) in respect of any and all actual claims, losses, damages, liabilities, penalties, interest, costs and expenses (including any actual reasonable attorney, accountant and consultant fees and other expenses, including any such actual and reasonable expenses incurred in connection with investigating, defending against or settling any such claims but excluding any claims, losses, damages, liabilities, penalties, interest, costs or expenses that are consequential, special or punitive, are in the nature of lost profits or diminution in value or are otherwise not actual claims, losses, damages, liabilities, penalties, interest, costs or expenses) reasonably incurred by Seller Indemnitees (“Seller Losses”), in connection with, or resulting from, each and all of the following:

(a) Any breach by Buyer of any representation or warranty set forth in this Agreement except those in Section 5.4 (Brokers Fees);

(b) Any breach by Buyer of the representations and warranties set forth in Section 5.4 (Brokers Fees);

(c) Any breach of any covenant, agreement or obligation of Buyer contained in this Agreement;

(d) The operation and ownership of the Business and Assets on and after the Closing Date, including but not limited to any Seller Losses resulting from or arising out of any products sold on or after the Closing Date; and

(e) The Assumed Liabilities.

Notwithstanding any other provisions in this Agreement, the remedies provided for in this ARTICLE 8 shall constitute Seller’s sole and exclusive remedy for any post-Closing claims made in connection with this Agreement, except for actual fraud of Buyer.

8.4 Claims for Indemnification.

(a) Except as provided for in Section 8.4(b), whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly notify the party obligated to provide indemnification (the “Indemnifying Party”) in writing of the claim and, when known, the facts constituting the basis for such claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligation hereunder to the extent such failure does not materially prejudice the Indemnifying Party (it being agreed that the inability to defend a claim which gives rise to any obligation to pay any monetary amount of any kind shall be considered to prejudice such Indemnifying Party). In the event of any claim or demand asserted against the Indemnified Party by a third party upon which the Indemnified Party may claim indemnification, the Indemnifying Party shall give written notice to the Indemnified Party within 15 days after receipt of notice of such indemnification claim from the Indemnified Party indicating whether the Indemnifying Party intends to assume the defense of such claim or demand. Notwithstanding such assumption, the Indemnified Party shall have the right to participate in such defense, by written notice given to the Indemnifying Party within 15 days from the date of the Indemnifying Party’s notice, provided that such participation shall be at the expense of the Indemnified Party unless there is a conflict of interest between the Indemnified Party and the Indemnifying Party or different defenses are available to the Indemnified Party, in which case the cost of such participation (including attorneys fees for counsel selected by the Indemnified Party) shall be reimbursed by the Indemnifying Party. If the Indemnifying Party assumes the defense and the Indemnified

Party does not participate, the Indemnifying Party shall have the right fully to control and to settle the proceeding. If the Indemnified Party elects to participate in such defense, the parties shall cooperate in the defense of the proceeding, and shall not settle the same without the consent of each, which consent shall not be unreasonably withheld. If the Indemnifying Party elects not to assume the defense, the Indemnified Party shall have the right to do so (at the expense of the Indemnifying Party), and may settle the same without the consent of the Indemnifying Party.

(b) With respect to any claim for indemnification made pursuant to Section 8.2(f) which does or would reasonably be expected to involve any investigative, clean up or other remediation (“Remedial Work”), Buyer shall have the option to direct the defense, compromise or settlement of such claim until the threshold provided for in Section 8.5(a)(i) has been met, and thereafter Seller shall have the option to direct the defense, compromise or settlement of any such claim (such party, as applicable, shall be the “Controlling Party”). Both parties agree to cooperate in good faith in resolving any such claim. In addition, the Controlling Party agrees to (a) use consultants and contractors which are reasonably satisfactory to the other party, (b) ensure that any Remedial Work is conducted in a safe, lawful and workmanlike manner in compliance with all Environmental Laws, (c) provide the other party with reasonable advance notice of and an opportunity to comment upon any filings to be made with any Governmental Entity or other third parties and (d) provide the other party with reasonable advance notice of and an opportunity to review and comment upon plans for and written reports of, and to observe any, Remedial Work. To the extent Seller is the Controlling Party, Seller agrees that it will use reasonable efforts to avoid interference with the normal business operations of Buyer and Buyer agrees to provide necessary access during normal business hours to the property of Buyer. Where Seller is the Controlling Party and has received a bid for necessary Remedial Work from a qualified consultant or contractor, Buyer shall have the option to direct or undertake the Remedial Work itself, in which case the related indemnifiable Buyer Losses shall be limited to the amount of the bid, notwithstanding anything in Sections 8.2 or 8.5 to the contrary.

8.5 Limitations on Indemnification.

(a) Notwithstanding any other provision of this Agreement, the right of Buyer Indemnitees to indemnification for Buyer Losses under Section 8.2 shall be subject to the following provisions:

(i) No indemnification shall be payable pursuant to Sections 8.2(a) or (b) unless the total of all claims for indemnification pursuant to such Section exceeds $100,000 in the aggregate, whereupon only the amount of such claims in excess of the foregoing threshold amount shall be recoverable in accordance with the terms hereof;

(ii) No indemnification by Seller shall be payable pursuant to Sections 8.2(a) or (b) in excess of $400,000; provided, however, that such $400,000 limit shall be reduced dollar for dollar for each dollar of indemnification payments payable by Seller pursuant to Section 8.5(a)(iii) which exceeds $400,000;

(iii) Any indemnification by Seller payable pursuant to Section 8.2(f) shall (A) first be limited to an aggregate of $400,000 and (B) in the event any such indemnification exceeds $400,000, it shall be payable up to an additional $400,000 but only to the extent indemnification by Seller payable pursuant to Sections 8.2(a) or (b) is less than $400,000; and

(iv) No claim for indemnification shall be made pursuant to Section 8.2 unless one or more of the Buyer Indemnitees gives written notice to Seller asserting a claim, providing reasonable detail as to such claim, for Buyer Losses before the expiration of the time period set forth below:

(A)	for claims under Sections 8.2(a), the period from the Closing Date through January 1, 2006;

(B)	for claims under Section 8.2(b), at any time after Closing;

(C)	for claims under Section 8.2(c), for a period of one year after Seller’s breach of any covenant, agreement or obligation of Seller in this Agreement;

(D)	for claims under Sections 8.2(d), (e) and (g), until the expiration of the statute of limitations applicable to the matter(s) covered thereby, if any, or if none is applicable, the sixth (6th) anniversary of the Closing Date; and

(E)	for claims under Section 8.2(f), for a period of six (6) years after the Closing.

(b) Notwithstanding any other provision of this Agreement, the right of Seller Indemnitees to indemnification for Seller Losses under Section 8.3 shall be subject to the following provisions:

(i) No indemnification shall be payable pursuant to Section 8.3(a) unless the total of all claims for indemnification pursuant to such Sections exceeds $100,000 in the aggregate, whereupon only the amount of such claims in excess of the foregoing threshold amount shall be recoverable in accordance with the terms hereof;

(ii) No indemnification by Buyer shall be payable pursuant to Section 8.3(a) for amounts in excess of $400,000; and

(iii) No claim for indemnification shall be made pursuant to Section 8.3 unless one or more of the Seller Indemnitees gives written notice to Buyer asserting a claim, providing reasonable detail as to such claim, for Seller Losses before the expiration of the time period set forth below:

(A)	for claims under Sections 8.3(a), the period from the Closing Date through January 1, 2006;

(F)	for claims under Section 8.3(c), for a period of one year after Buyer’s breach of any covenant, agreement or obligation of Buyer in this Agreement;

(B)	for claims under Sections 8.3(b), (d) and (e), until the expiration of the statute of limitations applicable to the matter(s) covered thereby, if any, or if none is applicable, the sixth (6th) anniversary of the Closing Date.

(c) All payments under this ARTICLE 8 shall be treated as an adjustment to the Purchase Price. In the event the adjustment is attributable to an identifiable Asset or Assumed Liability, such adjustment shall be allocable to such Asset or Assumed Liability. Otherwise, such adjustment shall be allocable to the goodwill being purchased hereunder. In the event of a payment under this ARTICLE 8 the parties shall cooperate in good faith to make such determination and allocation as provided for in this Section. Furthermore, subject to the foregoing, where any Tax Benefit is available to the Indemnified Party with respect to any indemnifiable Loss, the Indemnity payment shall be reduced dollar for dollar by the amount of such Tax Benefit actually received. “Tax Benefit” means the excess of (i) Taxes that would have been incurred by the Indemnified Party if the applicable Indemnity Claim had not been incurred by the Indemnified Party, and (ii) the actual Taxes payable by the Indemnified Party (such Taxes being determined after taking into account any tax basis adjustment attributable to amounts calculated to be due hereunder in all future periods).

(d) Notwithstanding the provisions of this ARTICLE 8 to the effect that an Indemnifying Party’s obligations shall expire at specified times set forth herein, such obligations shall continue (i) as to any matter as to which a claim is submitted in writing to the Indemnifying Party prior to such specified time and identified as a claim for indemnification pursuant to this Agreement and (ii) as to any matter that is based upon fraud by the Indemnifying Party, until such time as such claims and matters are resolved.

(f) If any Loss is recoverable under more than one provision hereof, the Indemnified Person shall be entitled to assert a claim for such Loss until the expiration of the longest period of time within which to assert a claim for Loss under any of the provisions which are applicable.

ARTICLE 9

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the written agreement of Buyer and Seller;

(b) by Seller by written notice to Buyer if the Closing has not occurred by 5:00 p.m., Pacific time, on October 15, 2004; provided, however, that Seller may terminate this Agreement under this Section 9.1(b) only if (i) Seller has met all conditions to Closing set forth in Section 7.2 to be fulfilled by Seller and (ii) Buyer has failed to meet any condition to Closing set forth in Section 7.1.

(c) either Buyer or Seller by written notice to the other if the Closing has not occurred by 5:00 p.m., Pacific time, on October 29, 2004, or such later date as Buyer and Seller shall agree upon; provided, however, that neither Buyer nor Seller shall be entitled to terminate this Agreement pursuant to this clause (b) if it has not performed or complied with any of its covenants, agreements or conditions to be performed or complied with by it under this Agreement;

9.2 Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of Section 9.1, this Agreement shall become void and have no effect, except that Section 4.19, this Section 9.2 and ARTICLE 11 shall survive such termination. Any such termination shall be without any liability on the part of either party, or any of its directors, officers, employees, agents, consultants, representatives, advisers, shareholders or Affiliates, provided, however, if this Agreement is terminated by a party because of fraud or intentional misstatement or breach of this Agreement by the other party, or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s fraud or intentional misstatement or failure to comply with any of its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE 10

NON-COMPETITION AND CONFIDENTIALITY

10.1 Non-Competition.

(a) In consideration of the Purchase Price and the covenants set forth in this Agreement, Seller agrees that it will not (i) for the period beginning on the Closing Date and ending five years thereafter directly or indirectly, for its own account or as an agent, trustee, consultant or member, partner, shareholder or other equity holder of any corporation, firm, company, partnership or other entity (other than as an owner of 5% or less of any class of publicly traded securities), or otherwise, anywhere in the world, design, manufacture, sell, distribute or market or attempt to sell, distribute or market digitally tuned oscillators or any product contained in the current product catalogue of the Business as set forth at Exhibit 10.1(a) or expressly identified therein as capable of being manufactured by the Business (the “Restricted Activity”), or call on or solicit business from any current customer of the Business or any customer who has purchased products or services from the Business within 12 months prior to the date of this Agreement for any Restricted Activity, provided, however, that “Restricted Activity” shall not include (i) manufacturing products for Buyer, or (ii) with respect to products sold on a stand alone basis by the Business, the manufacture or incorporation of products of such type by Seller (or its Affiliates) into systems or other products and the use or sale thereof; and provided, further, that the restrictions set forth in this Section 10.1(a) shall not apply to any acquirer or successor in any merger, acquisition, reorganization or sale of all or substantially all of the assets of Seller (including this Agreement) that is engaged in any Restricted Activities prior to the date of the consummation of such transaction so long as and to the extent that such acquirer or successor does not carry on such Restricted Activities following such transaction in the name of REMEC or under any trademark or trade name that includes, is derived from or is similar to REMEC, and (ii) for the period beginning on the Closing Date and ending two years thereafter, employ or solicit the employment of any Transferred Employee.

(b) In consideration of the covenants set forth in this Agreement, Buyer agrees that it will not for the period beginning on the Closing Date and ending five years thereafter, anywhere in the world, manufacture, sell, market or distribute, or attempt to manufacture, sell, market or distribute, directly or through contract manufacturers, the following products to the customers indicated:

(i) Siemens UMTS Power Amplifier and Transceiver products (QBS 457, 495 and 512) or any next generation of such products to Siemens or any of its affiliates; and

(ii) Nokia GSM Power Amplifiers (QBS 398) or any next generation of such products to Nokia Networks or any of its affiliates.

10.2 Confidentiality. Seller acknowledges and agrees that from and after the Closing Date all confidential information used directly and exclusively in the Business and included in the Assets that is known by Seller as of Closing or which may be obtained by Seller after Closing, in connection with the Ancillary Agreements or otherwise (collectively, “Confidential Information”), is the property of Buyer. Therefore, Seller agrees that it will not, at any time, disclose to any unauthorized Person or use for its own account or for the benefit of any third Person any Confidential Information, whether Seller has such information in the memory of its employees or embodied in writing or other physical form, without Buyer’s prior written consent, unless and to the extent that (i) the Confidential Information is or becomes generally known to and available for use by the public other than as a result of a breach of this Section 10.2; (ii) is developed by Seller independently of and without reference to any Confidential Information, (iii) becomes available to Seller on a non-confidential basis from a third party where Seller has no Knowledge that the third party is bound by a confidentiality agreement or any legal, fiduciary or other obligation restricting disclosure, or (iv) it is used by Seller, its employees, agents or representatives in furtherance of Seller’s performance of this Agreement or of the Ancillary Agreements; provided, however, that Seller may disclose such Confidential Information in connection with a merger, acquisition, reorganization or sale of all or substantially all of its assets (and only subject to binding use and disclosure restrictions at least as protective as those set forth therein). If Seller becomes compelled in any proceeding or is requested by a Governmental Entity to make any disclosure that is prohibited or otherwise constrained by this Section 10.2, Seller shall provide Buyer with as much prior notice thereof as reasonably possible and may disclose that portion (and only that portion) of the Confidential Information that it is legally compelled to disclose or that has been requested by such Governmental Entity.

10.3 Remedies. The covenants contained in Section 10.1 and 10.2 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of Section 10.1 or 10.2 will cause irreparable injury to Buyer, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Therefore, Buyer will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of Section 10.1 or 10.2, and Seller hereby consents to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary loss being proved, in order that the breach or threatened breach of such provisions may be effectively restrained. The rights and remedies provided by this Section 10.3 are cumulative and in addition to any other rights and remedies which Buyer may have hereunder or at law or in equity.

ARTICLE 11

MISCELLANEOUS

11.1 Fees and Expenses. Subject to Sections 2.9 and 11.12, Seller, on the one hand, and Buyer, on the other hand, will bear their own expenses in connection with the negotiation and consummation of the transactions contemplated hereby, including any broker’s commission or finder’s fee incurred by such party.

11.2 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally (with written confirmation of receipt), by facsimile transmission (with confirmation by the transmitting equipment and subsequently by a nationally recognized overnight delivery service (receipt requested)) or when received by the addressee by a nationally recognized overnight delivery service (receipt requested) to the parties at the following addresses, or at such other addresses as the parties may designate by written notice in the manner aforesaid:

If to Buyer:	Spectrum Control, Inc. 8031 Avonia Road Fairview, Pennsylvania 16415 Attention: Chief Financial Officer Facsimile: 814 474-4301

With a copy to: (which copy shall not constitute notice)	Hodgson Russ LLP One M&T Plaza Suite 2000 Buffalo, New York 14203 Attention: Robert B. Fleming, Jr., Esq. Facsimile: 716 849-0349

If to Seller:	REMEC, Inc. 3790 Via de la Valle Del Mar, CA 92014-4252 Attention: Senior Vice President, General Counsel Facsimile: 858 259-4186

With a copy to: (which copy shall not constitute notice)	Heller Ehrman White & McAuliffe LLP 333 Bush Street San Francisco, CA 94104 Attention: Randall Schai, Esq. Facsimile: 415 772-6268

11.3 Assignability and Parties in Interest. This Agreement shall not be assignable by either of the parties; provided, however, that each party shall have the right to assign this Agreement in connection with a merger, acquisition, reorganization or sale of all or substantially all of its assets so long as any successor of a party expressly assumes all the obligations of such party under this Agreement. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding upon the parties and their respective successors. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

11.4 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal law, and not the law pertaining to conflicts or choice of law, of the State of California.

11.5 Dispute Resolution; Forum Selection; Consent to Jurisdiction.

(a) Negotiated Resolution. Except as provided for in Section 11.5(d), if any dispute arises (i) out of or relating to, this Agreement or any alleged breach thereof, (ii) with respect to any of the transactions or events contemplated hereby or (iii) with respect to any Person’s right to indemnification (“Dispute”), the party desiring to resolve such Dispute will deliver a written notice describing such Dispute with reasonable specificity to the other parties (“Dispute Notice”). If any party delivers a Dispute Notice pursuant to this Section 11.5, an executive officer of Seller and Buyer will meet at least twice within the 30 day period commencing with the date of the Dispute Notice and in good faith will attempt to resolve such Dispute, including but not limited to any rejected indemnification claim.

(b) Mediation. If any Dispute is not resolved or settled by the parties as a result of negotiation pursuant to Section 11.5(a) above, the parties will upon expiration of such 30 day period submit the Dispute to non-binding mediation located in New York City before a retired judge of a federal District Court or some similarly qualified, mutually agreeable individual. The parties will bear the costs of such mediation equally.

(c) Arbitration. If the Dispute is not resolved by negotiation or mediation pursuant to Sections 11.5(a) and 11.5(b) above, or if the parties fail to agree upon a mediator, within 90 days after the Dispute Notice, the Dispute will be settled by arbitration conducted in Chicago, Illinois which shall be in accordance with the rules and procedures of the American Arbitration Association then in effect with respect to commercial disputes. The arbitration shall be heard before a single arbitrator appointed in accordance with such rules. The arbitration of such Dispute, including any determination in connection therewith, shall be final and binding upon all parties. Notwithstanding the foregoing, the arbitrator shall not be authorized to award punitive damages with respect to any such claim or controversy, nor shall any party seek punitive damages relating to any matter under, arising out of or relating to this Agreement in any other forum. Except as otherwise set forth in the Agreement, the cost of any arbitration hereunder, including the cost of the record or transcripts thereof, any administrative fees, and all other fees involved including reasonable attorneys’ fees incurred by the party determined by the arbitrator to be the prevailing party, shall be paid by the party determined by the arbitrator not to be the prevailing party, or otherwise allocated in an equitable manner as determined by the arbitrator.

(d) Equitable Relief. Notwithstanding the foregoing, the parties may apply for preliminary or interim equitable relief, or to compel arbitration in accordance with this Section 11.5, without breach of this provision. Any such legal action which is permitted under this Section 11.5 will be brought and maintained exclusively in the courts of the State of California in the City and County of San Diego or in the United States District Court for the Southern District of California. Each party hereby expressly and irrevocably submits to the jurisdiction of the courts of the State of California in the City and County of San Diego or in the United States District Court for the Southern District of California for the purpose of any such litigation as set forth above and irrevocably agrees to be bound by any final and non-appealable judgment rendered thereby in connection with such litigation.

11.6 Public Announcements. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement will be issued, if at all, at such time and in such manner as Buyer and Seller mutually determine or as required by Legal Requirements, including securities laws requirements or requirements of any securities markets on which the shares of Buyer or Seller are listed. Buyer and Seller each agree to consult with the other and cooperate in connection with the issuance of any press releases or trade releases and the making of such other public statements with respect to this Agreement and the transactions contemplated by this Agreement as they may deem necessary or appropriate. Unless consented to by Buyer and Seller in writing in advance or required by Legal Requirements, including securities laws requirements or requirements of any securities markets on which the shares of Buyer or Seller are listed, prior to the Closing Seller, Buyer and each of their affiliates shall keep this Agreement and each Ancillary Agreement strictly confidential and may not make any disclosure of this Agreement or any Ancillary Agreement to any Person, provided, however, that this Agreement and each Ancillary Agreements may be disclosed in connection with a merger, acquisition, reorganization or sale of all or substantially all of the assets of Buyer or Seller (subject to binding use and disclosure restrictions at least as protective as those set forth herein). Seller and Buyer will consult with each other concerning the means by which the employees, customers, and suppliers of the Business and others having dealings with the Business will be informed of the transactions contemplated by this Agreement, and Buyer will have the right to be present for any such communication. Immediately following the Closing, Seller and Buyer shall jointly publicly announce completion of the Closing in mutually agreeable form, and failing such public announcement no later than twenty-four hours after the Closing each shall be entitled to make its own public announcement.

11.7 Counterparts; Facsimile Execution. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other party, it being understood that all parties need not sign the same counterpart. Any counterpart or other signature delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

11.8 Complete Agreement. This Agreement, the Ancillary Agreements, the exhibits, the Disclosure Schedules and the documents delivered or to be delivered pursuant to this Agreement contain the entire agreement among the parties with respect to the transactions contemplated hereby and (except for the Confidentiality Agreement dated August 26, 2004, which shall remain in effect through the Closing) shall supersede all previous oral and written and all contemporaneous oral negotiations, commitments and understandings.

11.9 Modification, Amendment and Waiver. This Agreement may be modified, amended or otherwise supplemented only by a writing signed by the parties. No waiver of any right or benefit hereunder shall be deemed effective unless and until a writing waiving such right or benefit is executed by the party waiving such right or benefit.

11.10 Interpretation; Rules of Construction.

(a) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Section, subsection, preamble, recital and party references are to this Agreement unless otherwise stated.

(b) No party or its counsel shall be deemed the drafter of this Agreement for purposes of construing its provisions, and all language in all parts of this Agreement shall be construed in accordance with its fair meaning, and not strictly for or against any party. The parties waive any rule of law or judicial precedent that provides that contractual ambiguities are to be construed against the party who shall have drafted the contractual provision in question.

11.11 Severability. If any portion of this Agreement shall be determined to be invalid or unenforceable in a court of competent jurisdiction, the remainder shall be valid and enforceable to the maximum extent possible.

11.12 Attorneys’ Fees. In any action to enforce or interpret the provisions of this Agreement the prevailing party shall be entitled to recover such party’s reasonable costs of suit, including reasonable attorneys’ fees, in addition to any other recovery or relief.

11.13 No Third Party Beneficiaries. Nothing expressed or implied in this Agreement is intended to or will be construed to confer upon or give to any other Person any rights or remedies by virtue of this Agreement.

[Signatures to follow]

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first above written.

BUYER	SELLER
Spectrum Control, Inc.	REMEC, Inc.

By:	By:
Name:	Name:	Donald J. Wilkins
Title:	Title:	Senior Vice President, General Counsel

EXHIBIT LIST

Exhibit 2.1(a)	—	Equipment
Exhibit 2.1(b)	—	Inventory List and Location
Exhibit 2.1(c)	—	Furniture and other Tangible Personal Property
Exhibit 2.1(e)	—	Assumed Contracts
Exhibit 2.1(f)	—	Governmental Authorizations
Exhibit 2.1(g)	—	Fixtures
Exhibit 2.7(a)(ii)	—	Form of Bill of Sale
Exhibit 2.7(a)(iii)	—	Form of Assignment and Assumption Agreement
Exhibit 2.7(a)(iv)	—	Form of Novation Agreement
Exhibit 2.7(a)(vi)–A	—	Form of Manufacturing Agreement
Exhibit 2.7(a)(vi)–B	—	Form of Sublease Agreement
Exhibit 2.7(a)(vi)–C	—	Form of License Agreement
Exhibit 2.7(a)(vi)–D	—	Form of Information Technology Services Agreement
Exhibit 2.7(a)(vi)–E	—	Form of Agreement Related to Baan License Agreement
Exhibit 2.8	—	Purchase Price Allocation
Exhibit 3.3(a)	—	Form of Offer Letter
Exhibit 10.1(a)	—	Product Catalogue

SCHEDULE LIST

Schedule 4.2(b)(ii)	—	Consents
Schedule 4.3	—	Financial Statements
Schedule 4.4	—	Permits and Other Filings
Schedule 4.5	—	Encumbrances
Schedule 4.6	—	Real Property
Schedule 4.10	—	Certain Changes Since Balance Sheet Date
Schedule 4.11	—	Environmental Matters
Schedule 4.12(a)	—	Intellectual Property
Schedule 4.12(b)	—	Intellectual Property Licenses
Schedule 4.13	—	Labor and Employment
Schedule 4.14	—	Employee Benefit Plans
Schedule 4.15	—	Contracts
Schedule 4.16	—	Compliance with Laws
Schedule 4.17	—	Litigation
Schedule 4.18	—	Broker’s Fees
Schedule 6.1	—	Conduct of Business